UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment)

NAME OF ISSUER				XCL  LTD

TITLE OF CLASS OF SECURITIES		Common

CUSIP NUMBER				983701103



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this
 cover page shall not be deemed
to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities
 of that section of the Act
but shall be subject to all other provisions of the Act (however, see the Notes).
























Page 1 of 11 Pages



13G

CUSIP No.	983701103							Page 2 of 11 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
S.S. or I.R.S. identification no. of above person

	Marsh & McLennan Companies, Inc.
	36-2668272
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
	(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

	Delaware
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
					-----------------------------
Number of shares	)	6.	Shared Voting Power
Beneficially	)
Owned by each	)			NONE
Reporting		)			-----------------------------
Person with:	)	7.	Sole Dispositive Power

						NONE
					-----------------------------
				8.	Shared Dispositive Power

						NONE
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

	NONE
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

	NONE
------------------------------------------------------------------------------
12.	Type of Reporting person*

	HC
------------------------------------------------------------------------------



13G

CUSIP No. 983701103							Page 3 of 11 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	Putnam Investments, LLC.
	04-2539558
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

		Massachusetts
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
Number of	 shares	)			-----------------------------
Beneficially	)	6.	Shared Voting Power
owned by each	)
						NONE
Reporting		)
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						NONE
					-----------------------------
				8.	Shared Dispositive Power

						2482085
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		2482085

------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

		9.5%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	HC
------------------------------------------------------------------------------



13G

CUSIP No. 983701103							Page 4 of 11 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	Putnam Investment Management, LLC.
	04-2471937
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

	Massachusetts
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
Number of	 shares	)			-----------------------------
Beneficially	)	6.	Shared Voting Power
Owned by each	)
Reporting		)			NONE
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						NONE
					-----------------------------
			8.	Shared Dispositive Power

						2465811
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		2465811
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

		9.5%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	IA
------------------------------------------------------------------------------



13G

CUSIP No. 983701103							Page 5 of 11 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	The Putnam Advisory Company, LLC.
	04-6187127
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

		Massachusetts
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
Number of	 shares	)			-----------------------------
Beneficially	)	6.	Shared Voting Power
Owned by each	)
Reporting		)			NONE
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						NONE
					-----------------------------
				8.	Shared Dispositive Power

						16274
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		16274
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

	0.06%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	IA
------------------------------------------------------------------------------




13G

CUSIP No. 983701103							Page 6 of 11 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	Putnam High Yield Trust
	04-6415410
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

		Massachusetts
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
Number of	 shares	)			-----------------------------
Beneficially	)	6.	Shared Voting Power
Owned by each	)
Reporting		)			NONE
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						NONE
					-----------------------------
				8.	Shared Dispositive Power

						1421622
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

	1421622
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) includes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

		5.49%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	IC
------------------------------------------------------------------------------


SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934



Item 1(a)	Name of Issuer:		XCL  LTD

Item 1(b)	Address of Issuer's Principal Executive Offices:

110 Rue Jean Lafitte, Lafayette, LA  70508,

Item 2(a)						Item 2(b)

Name of Person Filing:				Address or Principal Office or, if
NONE, Residence:

Putnam Investments, LLC.			One Post Office Square
	("PI")						Boston, Massachusetts 02109
on behalf of itself and:

*Marsh & McLennan Companies, Inc.		1166 Avenue of the Americas
	("MMC")						New York, NY  10036

Putnam Investment Management, LLC.		One Post Office Square
	("PIM")						Boston, Massachusetts 02109

The Putnam Advisory Company, LLC.		One Post Office Square
	("PAC")						Boston, Massachusetts 02109

**Putnam High Yield Trust				One Post Office Square
						Boston, Massachusetts  02109


Item 2(c)		Citizenship:  PI, PIM and PAC are limited liability companies organized under Massachusetts law.  The citizenship of other persons identified in Item 2(a) is designated as follows:

			*	Corporation - Delaware law
			**	Voluntary association known as Massachusetts business trust -
Massachusetts law


Item 2(d)		Title of Class of Securities:	Common

Item 2(e)		Cusip Number:	983701103

Page 7 of 11 Pages




Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a)(   )	Broker or Dealer registered under Section 15 of the Act


(b)(   )	Bank as defined in Section 3(a)(6) of the Act


(c)(   )	Insurance Company as defined in Section 3(a)(19) of the Act


(d)( X  )	Investment Company registered under Section 8 of the Investment
Company Act


(e)( X )	Investment Adviser registered under Section 203 of the Investment
Advisers Act of 1940


(f)(   )	Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (Section 240.13d-1(b)(1)(ii)(F)


(g)( X )	Parent Holding Company, in accordance with Section
240.13d-1(b)(ii)(G)


(h)(   )	Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)





	Page 8 of 11 Pages



Item 4.
Ownership.
						M&MC				PIM*			PAC			PI
						-----				-----			---			----
					(Parent holding			(Investment advisers		(Parent company
					company to PI)			& subsidiaries of PI)		to PIM and PAC)


(a)	Amount Beneficially
	Owned:				NONE				2465811	+	16274	=	2482085

(b)	Percent of Class:			NONE				9.5%		+	0.06%	=	9.5%

(c)	Number of shares as
	to which such person has:

(1)	sole power to vote
	or to direct the vote;
	(but see Item 7)			NONE				NONE			NONE			NONE

(2)	shared power to vote
	or to direct the vote;
	(but see Item 7)			NONE				NONE			NONE			NONE

(3)	sole power to dispose
	or to direct the
	disposition of;
	(but see Item 7)			NONE				NONE			NONE			NONE

(4)	shared power to
	dispose or to direct
	the disposition of;
	(but see Item 7)			NONE				ALL			ALL			ALL


*As part of the Putnam Family of Funds, and the 2465811 shares held by PIM, Putnam High Yield Trust held
5.49% or 1421622 shares.
Page 9 of 11 Pages




Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as
 of the date thereof the
reporting person has ceased to be the beneficial owne r of more than five percent of the class of securities, check the following ( ).

Item 6.	Ownership of More than Five/Ten Percent on
Behalf of Another Person:
No persons other than the persons filing this Schedule
13G have an economic interest in
the securities reported on which relates to more than five percent of the class of securities. Securities reported on this Schedule 13G as being beneficially owned by
M&MC and PI consist of securities beneficially owned
 by subsidiaries of PI which are
registered investment advisers, which in turn include
 securities beneficially owned by
clients of such investment advisers, which clients may
 include investment companies
registered under the Investment Company Act and/or
 employee benefit plans, pension
funds, endowment funds or other institutional clients.

Item 7.	Identification and Classification of the
 Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding
Company.

PI, which is a wholly-owned subsidiary of M&MC, wholly owns two registered investment advisers: Putnam Investment Management, LLC., which is the investment adviser to the Putnam family of mutual funds and The Putnam Advisory
Company, LLC., which is the
investment adviser to Putnam's institutional clients.
 Both subsidiaries have
dispository power over the shares as investment
 managers, but each of the mutual fund's
trustees have voting power over the shares held by each fund, and The Putnam Advisory
Company, LLC. has shared voting power over the shares held by the institutional clients. Pursuant to Rule 13d-4, M&MC and PI declare that the filing of this Schedule
13G shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13(d) or 13(g) the beneficial owner of any securities covered by
this Section 13G, and further state that neither of
 them have any power to vote or
dispose of, or direct the voting or disposition of,
 any of the securities covered by
this Schedule 13G.

Item 8.	Identification and Classification of
Members of the Group:
		Not applicable.

Item 9.	Notice of Dissolution of Group:

		Not applicable.

Item 10.	Certification.

Page 10 of 11 Pages




By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired
for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in with or as a
participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


PUTNAM INVESTMENTS, LLC.


	/s/Andrew J. Hachey
BY:	-------------------------------------------
	Signature

	Name/Title:	Andrew J. Hachey
	Vice President and Counsel

	Date:	February 15, 2002


For this and all future filings, reference is made to Power of Attorney dated April 29,
1999, with respect to duly authorized signatures on behalf of Marsh & McLennan
Companies, Inc., Putnam Investments, LLC., Putnam
 Investment Management, LLC., The
Putnam Advisory Company, LLC. and any Putnam
Fund wherever applicable.

For this and all future filings, reference is made to an Agreement dated June 28, 1990,

with respect to one filing of Schedule 13G on behalf of said entities, pursuant to Rule
13d-1(f)(1).






Page 11 of 11 Pages